

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 1, 2016

<u>Via E-mail</u>
Michael Midlam
Principal Executive Officer
Rancho Santa Fe Mining, Inc.
9655 Granite Ridge Drive, Suite 200
San Diego, CA 92123

> **Re: Rancho Santa Fe Mining, Inc.**
> **Amended Registration Statement on Form S-1/A**
> **Filed February 29, 2016**
> **File No. 333-208550**

Dear Mr. Midlam:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. As non-exclusive examples, we note that you have not included updated interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X, and we note that you have not updated the auditor's consent or the disclosure in Management's Discussion and Analysis. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Luke Zouvas, Esq.
       Zouvas & Associates LLP